Safe-T Group Ltd.

8 Abba Eban Ave

Moradot HaCarmel Industrial Park

Herzliya, Israel 4672526

August 15, 2018

Via EDGAR - Confidential

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jan Woo

Branch Chief - Legal,

Office of Information Technologies and Services

Re:	Safe-T Group Ltd. Amendment No. 4 to Registration Statement on Form F-1 Filed August 10, 2018 CIK No. 0001725332

Dear Ms. Woo:

The purpose of this letter is to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission as set forth in your letter of August 14, 2018, regarding the above mentioned registration statement on Form F-1. For your convenience, your original comments appear in bold, followed by our response. We are concurrently filing Amendment No. 5 to Form F-1 (“Amendment No. 5”). Page references in our response are to Amendment No. 5.

Capitalization, page 31

1.	You state on page 29 that you will receive approximately $5,272 in net proceeds from the offering. Please explain the $5,719 increase in cash and cash equivalents in the pro forma as adjusted column. To the extent you are assuming proceeds from the issuances of any shares, other than from the 406,250 ADSs in this offering, explain how you determined that the issuance of such shares are factually supportable.

Response: The difference between the net proceeds of this offering and the increase in cash and cash equivalents is attributed to the consideration of NIS 0.30 per share payable with respect to the issuance of the anti-dilution shares. We have included the issuance of the anti-dilution shares in the pro forma as adjusted column as the issuance of these shares depends on the issuance of the ADSs in this offering. The anti-dilution shares will not become issuable prior to this offering. Also, we have assumed that the issuance of such shares will occur due to the fact that the consideration per share of NIS 0.30 will be less than the effective price per ordinary share in this offering. We cannot be certain that investors will choose to pay the per share consideration, but we believe the likelihood is high considering the economic benefit to such investors. Accordingly, we believe that it is prudent to reflect the issuance of the anti-dilution shares in the prospectus, as such issuance will cause further dilution to investors in this offering. We have added a footnote to the capitalization table to clarify our assumption regarding the issuance of the shares and our receipt of the per share consideration.

Jan Woo, Branch Chief - Legal

Offices of Information Technology and Services

Securities and Exchange Commission

August 15, 2018

2.	Your revised disclosures assume the issuance of 5,513,592 Ordinary shares pursuant to anti-dilution provisions included in the June 3, 2018 private placement agreements that will be triggered upon consummation of this offering. Please explain further the terms of these anti-dilution provisions and tell us how they are reflected in the capitalization table. In addition, revise your subsequent events footnote disclosures to include a more comprehensive discussion of such provisions.

Response: We have revised our disclosure on pages 31 and 34 to further explain the terms of the anti-dilution provisions. The anti-dilution shares issuance is reflected on a pro forma as adjusted basis in the capitalization table such that the NIS 0.30 per share consideration is added to the cash and cash equivalents line item and the share premium line item. We have included footnotes in the capitalization table on page 31 to clarify the foregoing. We have revised the subsequent events footnote disclosure to address the Staff’s comment.

3.	Please revise the second and third bullet points preceding the capitalization table to more clearly explain the increase in the pro forma and pro forma as adjusted derivative liabilities line time. For instance, you refer to the private placement from June 2018, which included derivative liabilities features in the second bullet point; however, this adjustment appears to relate to anti-dilution provisions from other issuances that were triggered by, rather than included in, the June 2018 private placement. Similarly, it is unclear what caused the significant increase in the pro forma as adjusted column.

Response: The difference between the actual and the pro forma derivative liabilities line item is due to the anti-dilution provisions included in the June 2018 private placement agreements rather than anti-dilution provisions from other issuances that were triggered by the June 2018 private placements. Specifically, the issuance of (i) 3,775,520 Ordinary Shares and (ii) 3,859,016 Ordinary Shares to certain investors, both contained an anti-dilution mechanism.

The difference of $1,652,000 between the pro-forma and pro-forma as adjusted line item is due to the potential liability to issue additional ADSs to investors in this offering pursuant to the Series B warrants.

We have revised our disclosure on page 31 to clarify the foregoing.

4.	We note that the terms of the Series B warrants issued in conjunction with this offering may obligate the company to settle in a variable number of shares. Tell us how you intend to account for such warrants, citing the specific guidance considered in IAS 32, and explain how these warrants are currently reflected in the capitalization table.

Response: The Series B Warrants do not meet the definition of a derivative since they require a net investment that is not smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors (IFRS 9, Appendix A-Defined terms).

The Company’s obligation to contingently issue additional shares after 120 days from issuance is a financial liability measured at fair value, upon initial recognition, since the number of issuable shares is variable (IAS 32.11). The capitalization table reflects this liability in the pro-forma as adjusted column, as Derivative Liabilities.

After 120 days from issuance, the carrying amount of the liability will be carried to equity, since the number of shares the Company is obligated to issue will be fixed.

Dilution

5.	You state that the pro forma as adjusted net tangible book value per share after this offering is $0.138. Please explain how this computes to a pro forma per share book value of $5.35 per ADS or revise your disclosures accordingly.

Response: Amendment No. 4 to the Form F-1 contained a typographical error. We have revised our disclosure on page 33 to show pro forma as adjusted net tangible book value per share after this offering of $0.138, and pro forma per share book value of $5.51.

Jan Woo, Branch Chief - Legal

Offices of Information Technology and Services

Securities and Exchange Commission

August 15, 2018

Description of American Depository Shares and Warrants

Warrants to be Issued as Part of This Offering

Series B Warrants, page 93

6.	You state that if certain terms are met for the Series B warrants on the 120th day after issuance, the warrants are exercisable at the option of the holder until exercised in full. Please clarify whether the Series B warrants have an expiration date or confirm that such warrants are exercisable in perpetuity.

Response: The Series B warrants, if they become exercisable, do not have an expiration date and are exercisable in perpetuity. We have amended our disclosure throughout the prospectus to clarify the foregoing.

* * *

Jan Woo, Branch Chief - Legal

Offices of Information Technology and Services

Securities and Exchange Commission

August 15, 2018

If you have any questions or require additional information, please call our attorneys, David Huberman at (+972) 54-596-5967, Robert Condon at (212) 660-3049 or Oded Har-Even at (212) 660-5002, of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP.

Sincerely,

SAFE-T GROUP LTD.

By:	/s/ Shachar Daniel
Chief Executive Officer

cc:	Edwin Kim, Staff Attorney
Kathleen Collins, Accounting Branch Chief
Megan Masterson Akst, Senior Staff Accountant